SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 20, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Buenos Aires, April 20th 2009.

To
Comisión Nacional de Valores (Argentine Securities Exchange Commission)

We attach hereto the letter sent on the date hereof to the Administración Nacional de Seguridad Social (A.N.Se.S.).

Sincerely,

Buenos Aires, April 17th 2099.

To
Administración Nacional de Seguridad Social (A.N.Se.S.)
Attention: Subdirector Sustainability Guaranty Fund Operation
Dr. Sergio Chodos

Re.: Notice No. SDOFGS: 848/2009

We make reference to the above captioned notice through which you inform us the Administración Nacional de Seguridad Social (“ANSeS”) intends to vote cummulatively in connection with the election of directors at the General and Special Shareholders’ Meeting to be held on the 21st day of April of the current year.

Although we hereby take due notice of your request, please be advised that the exercise of the above mentioned voting right by the shareholder ANSeS is limited to 5% pursuant to section 76, subsection f) of Law No. 24241 referred to in Section 8 of Law No. 26425.

Sincerely,

Jorge Horacio Brito
Banco Macro S.A.
President

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 20, 2009

MACRO BANK INC.

By:	/s/
Name:	Luis Cerolini
Title:	Director